VIA EDGAR CORRESPONDENCE

April 25, 2024

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Suying Li

Rufus Decker

Re:	Madison Square Garden Entertainment Corp.

Form 10-K for Fiscal Year Ended June 30, 2023

Filed August 18, 2023

File No. 001-41627

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated April 16, 2024, concerning the Annual Report on Form 10-K for Fiscal Year Ended June 30, 2023 of Madison Square Garden Entertainment Corp. (the “Company”).

For your convenience, we have set forth comment no. 1 in the Comment Letter in bold immediately followed by our response.

Consolidated and Combined Financial Statements

Consolidated and Combined Statements of Operations, page F-4

1.

We read your response to prior comment 1. Please show us what your revised presentation will look like, including your footnote disclosures discussing the types of revenues and direct operating expenses included in each line item. Also, confirm that (a) revenues for items that represent less than 10% of total revenues will not be aggregated with revenues for items that represent more than 10% of total revenues and (b) direct operating expenses will be treated in the same manner as the related revenues. Refer to Rules 5-03.1 and 5-03.2 of Regulation S-X.

Company Response: The information provided below reflects an updated presentation of the Company’s Consolidated and Combined Statement of Operations and the related disclosures showing what the Company plans to disclose in future filings with respect to revenues and direct operating expenses. Additionally, the Company confirms that (a) revenues for items that represent less than 10% of total revenues will not be aggregated with revenues for items that represent more than 10% of total revenues and (b) direct operating expenses will be treated in the same manner as the related revenues, with the exception of service and leasing direct operating expenses, as described below. All material direct operating expenses related to leasing the Madison Square Garden venue (“The Garden”) to Madison Square Garden Sports Corp. (“MSG Sports”) relate to venue operations and infrastructure costs, which include the non-event related costs of operating The Garden, such as real estate taxes, insurance, utilities, repairs and maintenance, and labor related to the overall management of The Garden. These costs are not allocated for internal reporting purposes across the Company’s revenue streams. As a result, all venue operations and infrastructure costs are included in direct operating expense for service revenue, which is deemed the Company’s principal revenue stream. Rather than showing no direct operating costs for leasing activities, the Company has combined service and leasing direct operating expenses for presentation purposes.

MADISON SQUARE GARDEN ENTERTAINMENT CORP.

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

Years Ended June 30,

	2024	2023	2022
Revenues (a)
Service revenues	$—	$—	$—
Food, beverage & merchandise revenues	—	—	—
Leasing revenues	—	—	—

Total revenues (a)	—	—	—
Direct operating expenses
Service and leasing direct operating expenses	—	—	—
Food, beverage & merchandise direct operating expenses	—	—	—

Total direct operating expenses (a)	—	—	—
Selling, general and administrative expenses (a)	—	—	—
Depreciation and amortization	—	—	—
Gains, net on dispositions	—	—	—
Restructuring charges	—	—	—

Operating income (loss)	—	—	—
Interest income (a)	—	—	—
Interest expense	—	—	—
Loss on extinguishment of debt	—	—	—
Other income (expense), net	—	—	—

Income (loss) from operations before income taxes	—	—	—
Income tax (expense) benefit	—	—	—

Net income (loss)	—	—	—
Less: Net loss attributable to nonredeemable noncontrolling interest	—	—	—

Net income (loss) attributable to MSG Entertainment’s stockholders	$—	$—	$—

Earnings (loss) per share attributable to MSG Entertainment’s stockholders:
Basic	$—	$—	$—
Diluted	$—	$—	$—
Weighted-average number of shares of common stock:
Basic	—	—	—
Diluted	—	—	—

(a)	See Note 17. Related Party Transactions for further information on related party arrangements.

See accompanying notes to the consolidated and combined financial statements.

C. Revenue Recognition and Direct Operating Expenses

The following reflects an update to the Company’s comprehensive revenue recognition and direct operating expense accounting policies to align with the disaggregation of revenue and direct operating expenses as presented on the Consolidated and Combined Statements of Operations.

The Company generates revenue from the provision of services and sale of tangible products, as well as leasing transactions. Revenues are presented under these three categories in the Consolidated and Combined Statements of Operations.

Service revenue primarily includes:

•	Ticket sales and other ticket-related revenue

•	Venue license fees for events held at the Company’s venues that the Company does not produce or promote/co-promote

•	Sponsorship and signage

•	Suite licenses and single night suite rentals

•	Advertising commissions and related service fees

•	Commissions related to the sale of merchandise for which the Company is not the principal in the underlying transaction

Direct operating expenses related to the provision of services and leasing primarily include (a) :

•	Event production costs including direct personnel expenses

•	Venue operations and infrastructure costs (a)

•	Venue rental costs for venues not owned by the Company

•	Sponsorship and signage fulfillment costs

•	Contractual revenue sharing expenses related to suite licenses and certain internal signage

•	Event-related marketing and advertising costs

Product revenue includes:

•	Sales of food and beverage during events held at the Company’s venues

•	Sales of the Company’s merchandise at the Company’s venues and via traditional retail channels

Direct operating expenses related to the sale of products include:

•	Costs of goods sold including direct personnel expenses

•	Contractual revenue sharing expenses related food and beverage sold at events held by MSG Sports at The Garden

Lease revenue includes:

•	Rental fees related to the Arena License Agreements with MSG Sports

•	Sublease income

(a) Venue operations and infrastructure costs are not specifically allocated to each revenue stream, but are instead attributed in their entirety to service revenue which is the Company’s principal revenue stream. Leasing direct operating expenses materially consist of venue operations and infrastructure costs. As a result, the Company combines service and leasing direct operating expenses for presentation purposes.

The Company recognizes revenue when, or as, performance obligations under the terms of a contract are satisfied, which generally occurs when, or as, control of promised goods or services is transferred to customers. Revenue is measured as the amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services (“transaction price”). To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing the most likely amount to which the Company expects to be entitled. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Estimates of variable consideration and the determination of whether to include such estimated amounts in the transaction price are based largely on an assessment of the Company’s anticipated performance and all information that is reasonably available. The Company accounts for taxes collected from customers and remitted to governmental authorities on a net basis and excludes these amounts from revenues.

In addition, the Company defers certain costs to fulfill the Company’s contracts with customers to the extent such costs relate directly to the contracts, are expected to generate resources that will be used to satisfy the Company’s performance obligations under the contracts, and are expected to be recovered through revenue generated under the contracts. Contract fulfillment costs are expensed as the Company satisfies the related performance obligations.

Arrangements with Multiple Performance Obligations

The Company enters into arrangements with multiple performance obligations, such as multi-year sponsorship agreements, which may derive revenues for the Company, as well as Sphere Entertainment and MSG Sports within a single arrangement. The Company also derives revenue from similar types of arrangements which are entered into by MSG Sports. Payment terms for such arrangements can vary by contract, but payments are generally due in installments throughout the contractual term. The performance obligations included in each sponsorship agreement vary and may include advertising and other benefits such as, but not limited to, signage at The Garden and the Company’s other venues, digital advertising, event or property-specific advertising, as well as non-advertising benefits such as suite licenses and event tickets. To the extent the Company’s multi-year arrangements provide for performance obligations that are consistent over the multi-year contractual term, such performance obligations generally meet the definition of a series as provided for under the accounting guidance. If performance obligations are concluded to meet the definition of a series, the contractual fees for all years during the contract term are aggregated and the related revenue is recognized proportionately as the underlying performance obligations are satisfied.

The timing of revenue recognition for each performance obligation is dependent upon the facts and circumstances surrounding the Company’s satisfaction of its respective performance obligation. The Company allocates the transaction price for such arrangements to each performance obligation within the arrangement based on the estimated relative standalone selling price of the performance obligation. The Company’s process for determining its estimated standalone selling prices involves management’s judgment and considers multiple factors including company specific and market specific factors that may vary depending upon the unique facts and circumstances related to each performance obligation. Key factors considered by the Company in developing an estimated standalone selling price for its performance obligations include, but are not limited to, prices charged for similar performance obligations, the Company’s ongoing pricing strategy and policies, and consideration of pricing of similar performance obligations sold in other arrangements with multiple performance obligations.

The Company may incur costs such as commissions to obtain its multi-year sponsorship agreements. The Company assesses such costs for capitalization on a contract by contract basis. To the extent costs are capitalized, the Company estimates the useful life of the related contract asset, which may be the underlying contract term or the estimated customer life depending on the facts and circumstances surrounding the contract. The contract asset is amortized over the estimated useful life.

Principal versus Agent Revenue Recognition

The Company reports revenue on a gross or net basis based on management’s assessment of whether the Company acts as a principal or agent in the transaction. The determination of whether the Company acts as a principal or an agent in a transaction is based on an evaluation of whether the Company controls the good or service before transfer to the customer. When the Company concludes that it controls the good or service before transfer to the customer, the Company is considered a principal in the transaction and records revenue on a gross basis. When the Company concludes that it does not control the good or service before transfer to the customer but arranges for another entity to provide the good or service, the Company acts as an agent and records revenue on a net basis in the amount it earns for its agency service.

Contract Balances

Amounts collected in advance of the Company’s satisfaction of its contractual performance obligations are recorded as a contract liability within deferred revenue, and are recognized as the Company satisfies the related performance obligations. Amounts collected in advance of events for which the Company is not the promoter or co-promoter do not represent contract liabilities and are recorded within accrued and other current liabilities on the accompanying consolidated and combined balance sheets. Amounts recognized as revenue for which the Company has a right to consideration for goods or services transferred to customers and for which the Company does not have an unconditional right to bill as of the reporting date are recorded as contract assets. Contract assets are transferred to accounts receivable once the Company’s right to consideration becomes unconditional.

Direct Operating Expenses

Direct operating expenses include, but are not limited to, event costs related to the presentation and production of the Company’s live entertainment and sporting events, revenue sharing expenses associated with signage, sponsorship and suite license fee revenue and in-venue food and beverage sales that are attributable to MSG Sports and venue lease, maintenance, and other operating expenses.

Production Costs for the Company’s Original Productions

The Company defers certain costs of productions such as creative design, scenery, wardrobes, rehearsal and other related costs for the Company’s proprietary shows. Deferred production costs are amortized on a straight-line basis over the course of a production’s performance period using the expected life of a show’s assets and are recorded as a component of Direct Operating expenses related to the provision of services on the Company’s Consolidated and Combined Statement of Operations. Deferred production costs are subject to recoverability assessments whenever there is an indication of potential impairment.

Revenue Sharing Expenses

Revenue sharing expenses are determined based on contractual agreements between the Company and MSG Sports, primarily related to suite license, certain internal signage and in-venue food and beverage sales and are recorded as a component of Direct Operating expenses related to the provision of services and leasing on the Company’s Consolidated and Combined Statement of Operations.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Michael Grau at (212) 465-6784.

Sincerely,

/s/ Michael Grau
Michael Grau
Executive Vice President and Chief Financial Officer
Madison Square Garden Entertainment Corp.

cc:	Courtney Zeppetella, Madison Square Garden Entertainment Corp.

Robert W. Downes, Esq., Sullivan & Cromwell LLP